

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Albert Mitrani
Chief Executive Officer
Organicell Regenerative Medicine, Inc.
4045 Sheridan Avenue, Suite 239
Miami Beach, FL 33140

> **Re: Organicell Regenerative Medicine, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 14, 2021**
> **File No. 333-257899**

Dear Mr. Mitrani:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that your shares are quoted on the OTC Pink marketplace. Please be advised that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering. Please make the appropriate revisions on the front cover page of the prospectus and plan of distribution section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Dale S. Bergman